Ouster, Inc.

350 Treat Avenue

San Francisco, California 94110

April 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ouster, Inc.

Registration Statement on Form S-1

Filed April 2, 2021

File No. 333-254987

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Ouster, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-254987) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on April 9, 2021 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Benjamin Potter of Latham & Watkins LLP at (650) 470-4809 or to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Anna Brunelle
Anna Brunelle
Chief Financial Officer

cc:	Angus Pacala, Ouster, Inc.

Benjamin Potter, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP